

Mail Stop 3561

November 22, 2016

Vladislav Gasnikov
Chief Executive Officer
Alliance Freight Lines, Inc.
2195 Arthur Avenue
Elk Grove Village, Illinois 60007

>   **Re: Alliance Freight Lines, Inc.**
>   **Amendment No. 2 to Offering Statement on Form 1-A**
>   **Filed November 8, 2016**
>   **File No. 024-10578**

Dear Mr. Gasnikov:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 12, 2016 letter.

General

1. We note your response to our prior comment 2 and reissue such comment. The promissory note filed as Exhibit 2.4 provides that the Maker shall have the right to cause the Holder to convert the Note into "any security convertible into Common Stock of the Maker." Please provide your analysis as to how this feature is consistent with the Note to Rule 251(a) of Regulation A, which provides that if convertible securities are being offered and such securities are convertible at the discretion of the issuer, the underlying securities must also be qualified.

You may contact John Stickel at (202) 551-3324 or me at (202) 551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Andy Altahawi